                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K


/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended December 31, 2002

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _____ to _____

Commission file number 0-20421


                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                        ---------------------------------
                            (Full title of the Plan)


                            LIBERTY MEDIA CORPORATION
            --------------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)


                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                   -------------------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION

     FINANCIAL STATEMENTS:                                                  PAGE NO.
        Independent Auditors' Report                                            1

        Statements of Net Assets Available
           for Participant Benefits,
           December 31, 2002 and 2001                                           2

        Statements of Changes in Net Assets
           Available for Participant Benefits,
           Years ended December 31, 2002 and 2001                             3 - 4

        Notes to Financial Statements,
           December 31, 2002 and 2001                                         5 - 9

        Schedule 1 - Schedule H, Line 4i - Schedule of Assets
           (Held at End of Year), December 31, 2002                            10

        Schedule 2 - Schedule H, Line 4a - Schedule of
           Nonexempt Transactions, Year ended December 31, 2002                11

        Schedule 3 - Schedule H, Line 4j - Schedule of Reportable
           Transactions, Year ended December 31, 2002                          12

     EXHIBITS -

        23-Consent of KPMG LLP

        99-Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              LIBERTY MEDIA 401(k) SAVINGS PLAN
                                                        (Name of Plan)


                                              By    /s/ Robert R. Bennett
                                                   -----------------------------
                                                     Robert R. Bennett
                                                     Member of Plan Committee

June 27, 2003

                          INDEPENDENT AUDITORS' REPORT

The Plan Committee
Liberty Media 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2002 and 2001, and the changes in net assets available for participant benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, nonexempt transactions, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Liberty Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    KPMG LLP


Denver, Colorado
June 17, 2003

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 2002 and 2001

                                                                         2002         2001
                                                                      ----------   ----------
                                                                       amounts in thousands
Nonparticipant-directed investments, at fair value-- Liberty Media
       Stock Fund (notes 1 and 2)                                     $   26,281       32,134

Participant-directed investments (notes 1 and 2):
       Liberty Media Stock Fund                                             9115       14,491
       Mutual funds                                                       54,117       55,281
       Ascent Media Group, Inc. ("Ascent Media Group")
         Stock Fund                                                           --          100
                                                                      ----------   ----------
                                                                          63,232       69,872
                                                                      ----------   ----------

Participant loans (note 2)                                                 2,057        2,038
                                                                      ----------   ----------
Net assets available for participant benefits                         $   91,570      104,044
                                                                      ==========   ==========

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 2002

                                                                Participant      Nonparticipant
                                                                 Directed           Directed
                                                                Investments        Investments         Total
                                                               --------------    --------------    --------------
                                                                             amounts in thousands
Contributions:
    Employer                                                   $           --             8,435             8,435
    Participant                                                        13,857                --            13,857
    Rollovers                                                           1,361                --             1,361
                                                               --------------    --------------    --------------
                                                                       15,218             8,435            23,653
                                                               --------------    --------------    --------------

Repayments of participant loans                                          (127)              127                --

Investment income (loss):
    Net depreciation of fair value of investments                     (14,343)          (11,713)          (26,056)
    Interest and dividend income                                        1,097               245             1,342
                                                               --------------    --------------    --------------
                                                                      (13,246)          (11,468)          (24,714)
                                                               --------------    --------------    --------------

Total contributions and net investment income (loss)                    1,845            (2,906)           (1,061)

Administrative expenses                                                    (9)               (4)              (13)
Loans to participants                                                     207              (207)               --
Distributions to participants                                          (8,664)           (2,736)          (11,400)
                                                               --------------    --------------    --------------

Decrease in net assets available for participant benefits              (6,621)           (5,853)          (12,474)

Net assets available for participant benefits:

         Beginning of year                                             71,910            32,134           104,044
                                                               --------------    --------------    --------------

         End of year                                           $       65,289            26,281            91,570
                                                               ==============    ==============    ==============

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 2001

                                                                Participant      Nonparticipant
                                                                 Directed           Directed
                                                                Investments        Investments          Total
                                                               --------------    --------------    --------------
                                                                             amounts in thousands
Contributions:
    Employer                                                   $           --             7,258             7,258
    Participant                                                        10,919                --            10,919
    Rollovers                                                           4,975                --             4,975
    Mergers with other plans (note 5)                                  44,092                --            44,092
                                                               --------------    --------------    --------------
                                                                       59,986             7,258            67,244
                                                               --------------    --------------    --------------

Repayments of participant loans                                           (32)               32                --

Investment income (loss):
    Net appreciation (depreciation) of
       fair value of investments                                       (3,410)            1,817            (1,593)
    Interest and dividend income                                          775                11               786
                                                               --------------    --------------    --------------
                                                                       (2,635)            1,828              (807)
                                                               --------------    --------------    --------------

Total contributions and net investment income (loss)                   57,319             9,118            66,437

Administrative expenses                                                    --              (225)             (225)
Loans to participants                                                     363              (363)               --
Distributions to participants                                          (5,342)           (1,654)           (6,996)
                                                               --------------    --------------    --------------

Increase in net assets available for participant benefits              52,340             6,876            59,216

Net assets available for participant benefits:

         Beginning of year                                             19,570            25,258            44,828
                                                               --------------    --------------    --------------

         End of year                                           $       71,910            32,134           104,044
                                                               ==============    ==============    ==============

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Liberty Plan is Liberty Media Corporation ("Liberty"). From March 9, 1999 through August 9, 2001, Liberty was a wholly-owned subsidiary of AT&T Corp. ("AT&T"). Effective
     August 10, 2001, AT&T effected the split-off (the "Split Off") of Liberty pursuant to which Liberty's common stock was recapitalized, and each outstanding share of AT&T Class A Liberty Media Group common stock and AT&T Class B Liberty Media Group common stock was redeemed for one share of Liberty Series A common stock and Liberty Series B common stock, respectively. In connection with the Split Off, participants' balances in the AT&T Liberty Media Stock Fund were transferred to the Liberty Media Stock Fund.

     TRUST FUND MANAGED BY FIDELITY MANAGEMENT TRUST COMPANY ("TRUSTEE")

     Under the terms of a trust agreement between the Trustee and the Liberty Plan, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

     INVESTMENTS

     Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities. The stock funds are unitized funds that are measured in units rather than shares. The unitized stock funds consist mostly of stock with an insignificant amount of cash or cash equivalents. The per share fair values used for investments in common stock are as follows:

                                                                     December 31,
                                                                  ------------------
                                                                    2002      2001
                                                                  --------   -------
                  Liberty Series A common stock                   $   8.94     14.00
                  Ascent Media Group Class A common stock              N/A      6.94

     The foregoing prices are the closing market prices of the common stocks on those dates. Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

     Securities and investment transactions are accounted for on the trade date. Distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     INCOME TAXES

     The Internal Revenue Service (the "IRS") has determined and informed Liberty by a letter dated March 1, 2001, that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. The Liberty Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Plan's qualified status.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

     PLAN EXPENSES

     Any employer contribution amounts forfeited may be used to pay plan expenses except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

(2)  DESCRIPTION OF THE LIBERTY PLAN

     The following description of the Liberty Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     GENERAL

     Effective March 2, 1999 the Liberty Plan was created as a spin-off of the TCI 401(k) Stock Plan. The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in Liberty and to receive benefits upon retirement. Employees of Liberty and its 80% or more owned subsidiaries who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Plan document) are eligible to participate in the Liberty Plan.

     CONTRIBUTIONS

     Participants, other than employees of Ascent Media Group and its eligible subsidiaries, may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined or (ii) after-tax contributions up to 10% of their compensation. Liberty and its subsidiaries, other than Ascent Media Group, make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Participants who are employees of Ascent Media Group may contribute up to 75% of their compensation, as defined, on a pre-tax basis or up to 15% of their compensation on an after-tax basis, to the Liberty Plan. Ascent Media Group may make matching contributions equal to $.50 for each $1.00 contributed by the participant up to 6% of eligible compensation. All participant contributions and employer matching contributions are subject to limitations as determined annually by

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     the IRS. Employee pre-tax contributions and combined employee/employer contributions per participant were limited to $11,000 and $40,000, respectively, in 2002 and $10,500 and $35,000 respectively in 2001. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Employer contributions are invested in the Liberty Media Stock Fund. Employee contributions may be invested in any investments in the Liberty Plan, including the Liberty Media Stock Fund. Liberty reserves the right to change the matching contribution amount at any time.

     ROLLOVERS

     Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans, as described in note 5, retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account, and bear interest at rates ranging from 5.25% to 10.5% at December 31, 2002. Principal and interest are paid ratably through monthly payroll deductions.

     FORFEITURES

     Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated $216,000 and $233,000 during 2002 and 2001, respectively. Unused forfeitures aggregated $398,000 and $245,000 at December 31, 2002 and 2001, respectively. Participant contributions are always fully vested.

     INVESTMENT OPTIONS

     As of December 31, 2002, the Liberty Plan has eighteen investment options including seventeen mutual funds and one unitized stock fund: a money market mutual fund, two growth and income mutual funds, four growth mutual funds, two income mutual funds, a global growth mutual fund, an international growth mutual fund, six asset allocation funds based on target retirement dates, and the Liberty Media Stock Fund. The Ascent Media Group common stock was transferred into the Liberty Plan upon completion of the merger of certain Ascent Media Group retirement plans in June 2001 (see note 5). In 2002, the Ascent Media Group common stock was converted to Liberty Series A common stock. Plan participants may change investment options and contribution percentages on a daily basis.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     BENEFIT PAYMENTS

     Distributions from the Liberty Plan may be made to a participant upon death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

     VESTING

     Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

                                                      Vesting
                     Years of service                Percentage
                     ----------------                ----------
                     Less than 1                           0%
                     1 year                               33%
                     2 years                              66%
                     3 years                             100%

     Employer matching contributions transferred from other plans, as described in note 5, vest according to the terms specified in the Subsidiary Plans.

     PLAN TERMINATION

     Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

(3)  INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2002 and 2001 are as follows:

                                                                        Fair value at
                                                                         December 31,
                                                               ------------------------------
                                   Investment                      2002              2001
                 ------------------------------------------    -------------    -------------
                                                                     amounts in thousands
                 Liberty Media Stock Fund                      $     35,396            46,625
                 Janus Worldwide                                      5,078             5,958
                 Fidelity Magellan                                   18,981            26,052
                 Fidelity Equity Income                               6,200             6,187
                 Fidelity Investment Grade Bond Fund                  7,160             4,997
                 Fidelity Retirement Money Market                    15,615            12,087

(4)  LIBERTY RIGHTS OFFERING

     During the fourth quarter of 2002, Liberty completed a rights offering pursuant to which existing shareholders, including the Liberty Plan and the Liberty Plan participants, received .04 transferable subscription rights to purchase shares of Liberty Series A common stock for each share of common stock held by them at the close of business on October 31, 2002. Liberty Plan participants could elect to exercise the rights attributable to the common stock in their accounts, or they could sell those rights through November 25, 2002. Because the rights were not "qualifying employer

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     securities" under ERISA, the distribution of the rights to the Liberty Plan was a prohibited transaction under ERISA. The Liberty Plan has requested a prohibited transaction individual exemption from the Department of Labor (the "DOL"), and expects that the DOL will respond during 2003. The Liberty Plan is not aware of any circumstances that would preclude the DOL from issuing the requested exemption.

(5)  MERGERS WITH OTHER PLANS

     During 2001, the Liberty Plan merged with retirement plans of certain Liberty subsidiaries resulting in aggregate transfers of $44,092,000. These transfers resulted from the following transactions:

     During 2000 and 2001, Ascent Media Group completed several acquisitions. Effective May 1, 2001, employees of Ascent Media Group and certain of the companies acquired by Ascent Media Group were eligible to participate in the Liberty Plan. Effective June 1, 2001, assets from the acquired companies' respective retirement plans ("Subsidiary Plans") were merged into the Liberty Plan. The amount of such assets merged into the Liberty Plan, including participant loan balances of $1,133,000, aggregated $38,518,000.

     Effective May 24, 2001, the Ascent Entertainment Group 401(k) Plan was merged into the Liberty Plan. Assets merged into the Liberty Plan aggregated $5,574,000, including $391,000 of participant loans.

(6)  AT&T WIRELESS GROUP STOCK

     Effective July 9, 2001, AT&T effected the spin-off of the AT&T Wireless Group ("Wireless") into a separate public company. In connection with the Wireless spin-off, holders of AT&T common stock, including shares held by the AT&T Stock Fund, received .3218 of a share of Wireless stock for each share of AT&T common stock owned. Such Wireless stock was subsequently exchanged for Liberty Series A common stock by the Liberty Plan.

(7)  PARTIAL PLAN TERMINATION

     Effective May 25, 2001, and as a result of a merger transaction between a subsidiary of Liberty and an unaffiliated third party, a partial plan termination occurred. In connection therewith, employees of such subsidiary, who were active participants in the Liberty Plan on May 25, 2001 (the "Subsidiary Employees"), were terminated from the Liberty Plan. The Subsidiary Employees became fully vested in their employer contributions upon the partial plan termination.

                                                                      SCHEDULE 1

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

             Identity of              Description of investment
                Issuer                   including par value                Fair value
            ----------------         -----------------------------      -------------------
                                                                        amounts in thousands
     Janus                           Janus Worldwide                       $     5,078

     Liberty Media Corporation       Series A common stock, par value
                                     $.01 per share (historical cost
                                     basis - $34,619,000)                       35,396

     Fidelity                        Fidelity Magellan                          18,981

     Fidelity                        Fidelity Equity Income                      6,200

     Fidelity                        Fidelity Investment Grade Bond              7,160

     Fidelity                        Fidelity Retirement Money Market           15,615

     Barron                          Barron Growth Fund                            184

     Pacific Investment              PIMCO High Yield Fund -
       Management Co.                  Administrative Class                         26

     Fidelity                        Fidelity Overseas Fund                         35

     Fidelity                        Fidelity Blue Chip Growth Fund                143

     Fidelity                        Fidelity Low-Priced Stock Fund                268

     Spartan                         Spartan 500 Index Fund                        129

     Fidelity                        Fidelity Freedom Income Fund                    5

     Fidelity                        Fidelity Freedom 2000 Fund                     27

     Fidelity                        Fidelity Freedom 2010 Fund                    111

     Fidelity                        Fidelity Freedom 2020 Fund                    135

     Fidelity                        Fidelity Freedom 2030 Fund                     19

     Fidelity                        Fidelity Freedom 2040 Fund                      1

     Participant loans               Interest rates ranging from 5.25%
                                     to 10.5%                                    2,057
                                                                           -----------

                                                                           $    91,570
                                                                           ===========

     All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest. Liberty Media Corporation is the plan sponsor, which is a party-in-interest.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

            Schedule H, Line 4a - Schedule of Nonexempt Transactions

                          Year Ended December 31, 2002

                                                                                           Description of transactions
                                                                                             including maturity date,
            Identity of                        Relationship to plan employer               rate of interest collateral,
          party involved                        or other party-in-interest                    par or maturity value
---------------------------------      -------------------------------------------         ------------------------------
Liberty Media 401(k)                   Plan Sponsor                                                   (1)
 Savings Plan

Liberty Media Corporation              Employer                                                       (2)

(1) An unintentional delay by a subsidiary of Liberty in submitting a certain 2002 employee contribution in the amount of $896.67 to the trustee resulted in a prohibited transaction. Effectively a loan from the Liberty Plan to a subsidiary of Liberty, this amount was remitted to the trustee later than allowed by Department of Labor regulations. Liberty has reimbursed the Liberty Plan $85 for lost earnings and interest thereon in 2003.

(2) During the fourth quarter of 2002, Liberty completed a rights offering pursuant to which existing shareholders, including the Liberty Plan and the Liberty Plan participants, received .04 transferable subscription rights to purchase shares of Liberty Series A common stock for each share of common stock held by them at the close of business on October 31, 2002. Liberty Plan participants could elect to exercise the rights attributable to the common stock in their accounts, or they could sell those rights through November 25, 2002. Because the rights were not "qualifying employer securities" under ERISA, the distribution of the rights to the Liberty Plan was a prohibited transaction under ERISA. The Liberty Plan has requested a prohibited transaction individual exemption from the DOL, and expects that the DOL will respond during 2003. The Liberty Plan is not aware of any circumstances that would preclude the DOL from issuing the requested exemption.

See accompanying independent auditors' report.

                                                                      SCHEDULE 3

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2002

                              amounts in thousands

 Identity of                Description              Purchase        Selling       Cost of    Net gain
party involved               of asset                 Price           Price         Asset     or (loss)
--------------      ---------------------------   -------------   -------------    --------  -----------
Liberty Media       Liberty Series A common          $ 8,435               --          --           --
    Corporation *     stock, par value $.01
                      per share

*Denotes party-in-interest

See accompanying independent auditors' report.

                                  EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report -

     23-Consent of KPMG LLP

     99-Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to
        Section 906 of the Sarbanes-Oxley Act of 2002